Exhibit 99.1

Envigado, June 12, 2025

REQUEST FOR VOLUNTARY CANCELLATION OF BDR PROGRAM AND
REGISTRATION OF CATEGORY “A” SECURITIES ISSUER

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Éxito” or “Company”) informs its shareholders and the market in general that, in line with the disclosures made on February 14, 2025, April 17, 2025, May 23, 2025 and June 3rd, 2025, and within the scope of the conclusion of the discontinuation plan of the Company’s Brazilian Depositary Receipts program (“BDR Program” and “Discontinuation of the BDR Program”, respectively), filed today, before the Brazilian Securities and Exchange Commission (“CVM”), the voluntary request for cancellation of its sponsored BDR Program which, following its approval, lead to the cancellation of its registration as a foreign issuer category “A” before CVM.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.